08026134

SEC................ ....ISSION
Washington, D.C. 20549



AB
2/22

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2007___ AND ENDING___12/31/2007___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Bear And Bull Investment Corporation*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___4061 POWDER MILL ROAD, 7TH FLOOR___
                          (No. and Street)

___CALVERTON, MARYLAND   20705___
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___MICHAEL A. JACKSON, SR., PRESIDENT___   ___301-419-6886___
                                                  (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC
Mail Processing
Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___** SEE ATTACHED EXEMPTIONS___   FEB 22 2008

(Name – if individual, state last, first, middle name)

Washington, DC

_____
     (Address)   (City)   (State)   101 (Zip Code)

PROCESSED

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FEB 2 7 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___MICHAEL A. JACKSON, SR._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___BEAR AND BULL INVESTMENT CORPORATION_____', as
of ___FEBRUARY 19,_____, 20_08___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bear and Bull Investments
SEC File Number: 8-45293
CRD Number: 031188

Notes about the Financial Statements

Based upon the accompanying financial statements, in all material respects, the financial position of BEAR AND BULL INVESTMENTS as of December 31, 2006 and 2005, the attached Computation of Net Capital contains no material differences.

Summary of Exemptions to Rules

Based upon the Reg. § 240.17a5(e) (1) paragraph (i), BEAR AND BULL INVESTMENTS is exempt from the requirement that the annual report be covered by the opinion of an independent public account. (Note: although no formal statement is required with this filing, all statements were reviewed by an independent public accountant for material inadequacies.)

Based upon the Reg. § 240.15c3-3 paragraph (k), BEAR AND BULL INVESTMENTS is exempt from the Computation for Determining Rule 15c3-3 Reserve Requirements.

Based upon the Reg. § 240.15c3-3 paragraph (k), BEAR AND BULL INVESTMENTS is exempt from providing information relating to Possession or Control Requirements under Rule 15c3-3.

Based upon the NASD Notice to Members 89-25, which included a no action letter from the SEC which waives the preparation of the supplemental accountants report for any firm that has gross annual revenue of $500,000 or less, and the financial statements of BEAR AND BULL INVESTMENTS, the firm is exempt from submitting a SIPC Supplemental Report. A copy of form SIPC-3, filed with the SIPC office in Washington, DC earlier this year, has been included for your reference.

Bear and Bull Investments
SEC File Number: 8-45293
CRD Number: 031188

Additional Notes about the Financial Statements

Responsibility for the integrity and objectivity of the financial
information presented in this Annual Audit Report of Financial
Condition, rests with Bear and Bull Investments' (the Company)
management. The accompanying financial statements have been
prepared from accounting records which management believes fairly
and accurately reflect the operations and financial position of
the Company. Management has established a system of internal
controls to provide reasonable assurance that assets are
maintained and accounted for in accordance with its policies and
that transactions are recorded accurately on the Company's books
and records.

The financial statements of the Company as of December 31, 2006
and 2005, have been prepared in accordance with generally
accepted accounting standards, including a review of financial
reporting matters. Bear and Bull Investments asserts reasonable
assurance that all statement prepared are free of material
misstatements and contain no material inadequacies.

Michael A. Jackson

Michael A. Jackson,
President

Bear and Bull Investments
SEC File Number: 8-45293
CRD Number: 031188

Basis for Exemptions to SEC Reg. § 240.17a-5(d)(1)

Based upon SEC Reg. § 240.17a-5(e)(1)(i), BEAR AND BULL
INVESTMENTS is exempt from the requirement that the annual report
be covered by the opinion of an independent public account.

The basis for this exemption is that pursuant to the provisions
of SEC Reg. § 240.15c3-3(k)(1), the firm's dealer transactions
(as principal for his own account) are limited to the purchase,
sale and redemption of redeemable securities of registered
investment companies or of interest or participations in an
insurance company separate account, whether or not registered as
an investment company.

The firm's broker (agent) transactions are limited to the sale
and redemption of redeemable securities of registered investment
companies or of interest or participations in an insurance
company separate account, whether or not registered as an
investment company.

Also, the firm promptly transmits all funds and delivers all
securities received in connection with his activities as a broker
dealer, and does not otherwise hold funds or securities for, or
owe money or securities to, customers.

Thus, since the securities business of Bear and Bull Investments
(BBI) has been limited to acting as broker (agent) for an issuer
in soliciting subscriptions for securities of such issuer, has
promptly transmitted to such issuer all funds and promptly
delivered to the subscriber all securities received in connection
therewith, and has not otherwise held funds or securities for or
owed money or securities to customers, pursuant to SEC Reg. §
240.17a-5(e)(1)(i) BBI has a reasonable basis for exemption to
SEC Reg. § 240.17a-5(d)(1).

Michael A. Jackson
Michael A. Jackson,
President

Bear and Bull Investments
SEC File Number: 8-45293
CRD Number: 031188

Basis for Exemptions to Computation for Determining Rule 15c3-3 Reserve Requirements, Provision of Information Relating to Possession or Control Requirements under Rule 15c3-3, and Provision of the SIPC Supplemental Report

The securities business of Bear and Bull Investments (BBI) has been limited to acting as broker (agent) for an issuer in soliciting subscriptions for securities of such issuer. BBI has promptly transmitted to such issuer all funds and promptly delivered to the subscriber all securities received in connection therewith. Also, BBI has not otherwise held funds or securities for or owed money or securities to customers. Thus, pursuant to SEC Reg. § 240.15c3-3(k)(1), BEAR AND BULL INVESTMENTS is exempt from the Computation for Determining Rule 15c3-3 Reserve Requirements and is exempt from providing information relating to Possession or Control Requirements under Rule 15c3-3.

Based upon the NASD Notice to Members #89-25, which included a no action letter from the SEC which waives the preparation of the supplemental accountants report for any firm that has gross annual revenue of $500,000 or less. Thus in meeting this requirement, BEAR AND BULL INVESTMENTS is exempt from submitting a SIPC Supplemental Report. A copy of form SIPC-3, filed with the SIPC office in Washington, DC earlier this year, has been included for your reference.

Michael A. Jackson
Michael A. Jackson,
President

Check appropriate boxes.

☐ (i)   its principal business, in the determination of SIPC, taking into account business of
        affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

■ (I)   the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered
        investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X _____ /President   01.25.08
  Authorized Signature/Title   Date

SIPC-3   **2008**

8-045293   FINRA   DEC

BEAR AND BULL INVESTMENT CORP
d/b/a BEAR AND BULL INVESTMENTS
PO BOX 31138
BETHESDA, MD 20824-1138

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

⑈"00000003⑈" ⑈:000045293⑈: 0000 2008⑈"

Form SIPC-3   # FY 2008

8-045293   FINRA   DEC

BEAR AND BULL INVESTMENT CORP
d/b/a BEAR AND BULL INVESTMENTS

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES
INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES
INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2008** its business as a broker-dealer is expected to consist
exclusively of one or more of the following (check appropriate boxes):

☐ (i)   its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted
        outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
■ (I)   the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance
        company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at
asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or
dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for
each day it has not been paid since the date on which it should have been paid.

**In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's
exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately
give SIPC written notice thereof and make payment of all assessments thereafter required under Section 78ddd(c) of the SIPA.**

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

BEAR AND BULL INVESTMENT CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

	As of	31-Dec 2007		31-Dec 2006
Assets				
Cash and cash equivalents	$	35,973	$	10,634
Securities - Marketable		14,847		9,237
Total Assets	$	50,820	$	19,871
Liabilities				
Total Liabilities		$0		$0
Shareholder's Equity				
Common Stock (par plus paid-in capital)*	$	7,150	$	7,150
Retained Earnings,		43,670		12,721
Total Shareholder's Equity		50,820		19,871
Total Liabilities and Shareholder's Equity	$	50,820	$	19,871
* Number of shares outstanding		5,000		5,000

BEAR AND BULL INVESTMENT CORPORATION

CONSOLIDATED NET CAPITAL COMPUTATION

	As of	31-Dec 2007	31-Dec 2006
Assets			
Cash and cash equivalents		$35,973	$10,634
Securities Not Readily Marketable		$14,847	$9,237
Total Assets		$50,820	$19,871
Liabilities		$0	$0
Total Liabilities and Owners Equity		$50,820	$19,871
Less Haircuts		($2,299)	($1,441)
Net Capital		$48,521	$18,430

BEAR AND BULL INVESTMENT CORPORATION

CONSOLIDATED STATEMENT OF INCOME (LOSS) and RETAINED EARNINGS

	As of	31-Dec 2007	31-Dec 2006
Revenue			
Commissions		$8,111	$10,255
Non-Commissions		$35,000	$0
Capital Gains		$6,024	$1,725
Interest on Bank Accounts		$177	$74
Total Revenue		$49,312	$12,054
Expenses			
Expense repayment			
Depreciation and amortization			
Equipment Acquisitions			
Regulatory fees & expenses		($1,645)	($1,319)
Commission Expense		($8,769)	($1,000)
Capital Losses		($414)	($3,042)
Taxes		$0	$0
Miscellaneous Expenses		($2,650)	($1,441)
Communications Expenses		($472)	($584)
Bank/Other Service Charges		($239)	($301)
Total Expenses		($18,363)	($7,688)
Net Income		$30,950	$4,367
Retained Earnings,	12/31/06 and 12/31/05	$12,721	$8,354
Add: Net Income,		$30,950	$4,367
Less: Cash Dividends		$0	$0
Retained Earnings,	09/30/07 and 12/31/06	$43,670	$12,721

BEAR AND BULL INVESTMENT CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

	As of	31-Dec 2007	31-Dec 2006
Net Income (Loss)		$30,950	$4,367
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		$0	$0
(Decrease) increase in other assets		$0	$0
Net cash provided by operating activities		$30,950	$4,367
Investing Activities			
Equipment Acquisitions		$0	$0
Net cash used in investing activities		$0	$0
Cash Flows from Financing Activities			
Capital contributions		$0	$0
Net Cash Flows from Financing Activities		$0	$0
(Decrease) increase in cash and cash equivalents		$30,950	$4,367
Cash and cash equivalents at beginning of year		$19,406	$15,039
Cash and cash equivalents at end of period		$50,355	$19,406

BEAR AND BULL INVESTMENT CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

	2007	2006
Stockholder's Equity, January 1	$19,406	$15,039
Total Revenue	$49,312	$12,054
Additions(Subtractions), incl non-conforming capital	$0	$0
Subtotal	$49,312	$12,054
Total Stockholder's Equity	$68,718	$27,093
Deduct Operating Expenses	($18,363)	($7,688)
Stockholder's Equity, December 31	$50,355	$19,406

END

(SEC No.: 8-45293)   (CRD No.: 31188)   PERSONAL AND CONFIDENTIAL